UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., News Release issued on November 18, 2016 as filed on Sedar on November 21, 2016.

2.       Intelligent Content Enterprises Inc., Canadian Securities Exchange Form 2A, Listing Statement dated November 1, 2016 as filed on Sedar on November 17, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 21, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By:	/s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

ITEM 1

ICE commences trading on the Canadian Securities Exchange

Toronto, Canada November 18, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: “ICEIF”) (CSE: “ISP”) (“ICE” or the “Company”), is pleased to announce that its common shares will commence trading on the Canadian Securities Exchange (“CSE”) at the opening of markets on Friday, November 18, 2016, under the symbol “ISP”.

About the Canadian Securities Exchange

The Canadian Securities Exchange is operated by CNSX Markets Inc. Recognized as a stock exchange in 2004, the CSE began operations in 2003 to provide a modern and efficient alternative for companies looking to access the Canadian public capital markets.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc., is an emerging media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy drives revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory, www.digiwidgy.com provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally efficiently and effectively, creating economies of scale for distribution in multiple languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is also publicly traded company on the OTCQB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.

ITEM 2

FORM 2A

LISTING STATEMENT

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

EXHIBITS
Exhibit A	-Management’s Discussion and Analysis for the year ended August 31, 2015
Exhibit B	-Management’s Discussion and Analysis for the year ended August 31, 2014
Exhibit C	-Management’s Discussion and Analysis for three and nine months ended May 31, 2016
Exhibit D	-Audited Consolidated Financial Statement for the year ended August 31, 2015, August 31, 2014 and August 31, 2013
Exhibit E	1) Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2015;
2) Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 29, 2016; and
3) Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2016

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2.	CORPORATE STRUCTURE

2.1	The full corporate name and registered head office of the Issuer is:

Intelligent Content Enterprises Inc. (“ICE” or the “Company”) (formerly: Eagleford Energy Corp.)

1 King Street West, Suite 1505

Toronto, Ontario, M5H 1A1

Telephone: 416-364-4039

Facsimile: 416-364-8244

2.2	The Company was amalgamated under the laws of the Province of Ontario by Articles of Amalgamation dated November 30, 2009. The Company amalgamated with its wholly owned subsidiary and changed its name to Eagleford Energy Inc.

By Articles of Amendment dated effective March 16, 2012, the Company’s articles were amended to change each issued and outstanding common share in the capital of the Company into two (2) common shares of the Company effective as of the close of business on March 16, 2012; and

By Articles of Amendment dated effective August 25, 2014, the Company’s articles were amended to change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company effective as of the close of business on August 25, 2014 and to change the Company’s name from Eagleford Energy Inc., to Eagleford Energy Corp.

By articles of amendment effective February 1, 2016, the Company’s articles were amended to change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company effective as of the close of business on February 1, 2016 and to change the Company’s name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc.

By articles of amendment effective February 29, 2016, the Company’s articles were amended to authorize an unlimited number of shares of a class designated as Preference Shares, issuable in series.

2.3	The Company has five wholly owned subsidiaries as follows:

Intelligent Content Enterprises Inc. (“Parent”)
100% owned subsidiaries incorporated in the Province of Ontario		100% owned subsidiaries incorporated in State of Florida
Digital Widget Factory Inc. (incorporated February 29, 2016)	ICE Studio Productions Inc. (incorporated June 16, 2016)	Yadmark Inc. (incorporated January 1, 2015)	Yaffiliate Marketing Services Inc. (incorporated January 1, 2015	Langulas Inc. (incorporated January 1, 2015

2.4	Not applicable as this Form 2A is being filed as an Initial Listing Application.

2.5	Not applicable as the Company was amalgamated in Canada.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	During fiscal 2013 and 2014 the Company’s principal activities consisted of exploration, development and production of petroleum and natural gas properties.

Through the Company’s wholly owned Alberta subsidiary, the Company held a 5.1975% working interest producing property located in the Botha area in the Province of Alberta, Canada which was carried on the consolidated statement of financial position at Nil. During fiscal 2013, the Company recorded an impairment loss for the full carrying amount of its Botha, Alberta Property in the amount of $168,954.

The Company’s exploration and evaluation assets were located in Zavala County, Texas, USA. The Company through its US wholly owned subsidiaries held an interest in 2 mineral leases, the 2,629 acre Matthews Lease and the Murphy Lease comprising approximately 2,637 acres.

During fiscal 2013, the Company record an impairment of $2,690,568 on its Murphy Lease based on the amount for which management believed the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell, and during fiscal 2014 the Company wrote down the Murphy Lease to Nil and recorded a further impairment of $1,675,749.

3

During fiscal 2013, the Company was litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property through the Company’s wholly owned subsidiary Eagleford Energy Zavala Inc. (“Zavala Inc.”). During fiscal 2014 the Company had entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

During fiscal 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling US$303,712 (CDN$378,577) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to us and Quadrant, and issued to us 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to us under the settlement agreement. On May 12, 2015 we incorporated EEZ Operating Inc., in the state of Texas and took over as the operator of the Matthews Lease.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units and the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had a secured convertible promissory note payable with a face value of (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between the Company and Benchmark Enterprises Inc., (“Benchmark”) the Company had granted and conveyed a first priority security interest in the Company and Zavala Inc. Benchmark is a shareholder of the Company.

At August 31, 2015, the Company was unable to pay the Note $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

Subsequent to fiscal 2015, the Company issued a total of 95,431,100 common shares in the capital of the Company at a price of US$0.01 per share upon the conversion of debt in the aggregate amount of $1,274,291.

4

The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Acquisition Agreement”). The Series A preferred shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

The essential component of the Acquired Assets is a proprietary intelligent content platform ( the “Technology”) developed by Digital Widget Factory Inc. and evidenced by an expanding portfolio of websites under the primary URL www.digiwidgy.com. A third party licence facilitates multi-language conversion of the content in the websites created by the Technology (the “DWF Technology”). The Company did not assume any of the liabilities of the Vendor in the transaction. The DWF Technology is comprised of a cloud based, global proprietary online content creation, management and advertising platform that powers online user and engagement programs globally in over 50 languages in real-time to desktop, mobile and portable devices. The DWF Technology delivers engagement in language of choice, determined by the user’s system and location based opportunities determined by the user’s location, creating potentially increased interaction and revenue opportunities over conventional single language programs.  The Technology also provides increase economies of scale in the “production” of content, as it localizes the user experience on a technical, rather than a human process, increasing cost efficiencies and increasing speed to global markets.

The Company’s business model is to create, source and secure commercial content, internally and externally and obtain commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017 (the “Escrow Agreement”).

The Vendor may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Vendor shall be permitted to make sales of up to 25% of the Purchase Price Shares in each successive three month period. If the Vendors sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

The fair value of the transaction was estimated at approximately $9,530,250 and paid through the issuance by the Company of the Purchase Price Shares. In arriving at the estimated fair value of the Purchase Price Shares on the effective date of the acquisition, the Company discounted the market value of the Purchase Price Shares after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. The purchase price allocation to the fair value of the assets acquired as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A Preferred Shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses*	$30,550
*Transaction costs were recorded as a reduction in share capital

3.2	Not applicable. No financial statements are required under National Instrument 41-101 General Prospectus Requirements.

3.3	The Company’s operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. The Company believes that once it starts generating advertising revenues, they will be dependent on retail cycles associated with consumer spending activity which will fluctuate from quarter to quarter. Consequently, the Company’s results may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods.

5

The Company has recently signed a sublease agreement effective August 1, 2016 until December 31, 2017 for approximately 1,740 square feet of office space located at 251 Consumers Road, Toronto, Ontario to commence commercial operations at a cost of approximately $4,300 per month.

The Company is exposed to a number of risks and uncertainties in the normal course of business that have the potential to affect operating performance. The Company has operating and risk management strategies to help minimize these operating risks and uncertainties. In addition, the Company has controls and governance procedures including a code of business ethics and whistle blowing procedures (see 17 - Risk Factors).

Certain information regarding the Company in this Listing Application may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of any proposed transaction, projections or estimates made by us and our management in connection with our business operations or the business operations of ICE.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this Listing Application, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this listing application.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

4.	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	ICE is an emerging media and Internet company with a focus on user experience and engagement, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, interactive, entertaining and engaging look at content. The information provided herein is as of September 30, 2016, unless otherwise noted.

ICE’s first acquisition, DWF (www.digiwidgy.com) provides the baseline infrastructure and technology platform now empowering various forms of content and media to be disseminated globally efficiently and effectively, generating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Through its proprietary intelligent content technology, ICE’s DWF platform evaluates user engagement and site follow through and based on those assessments recommends which content channels achieve the popularity standards of a stand-alone DWF site and then recommends their launch to the expanding portfolio of DWF websites and can “push” content, including video throughout the portfolio.

The DWF platform is an intangible Technology Asset that has a finite useful life and will be amortized by the Company using the straight-line basis over a 5 year period.

ICE’s 4 pillar strategy drives revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising and Marketing programs.

The Company’s strategy following completion of the DWF platform is to utilize the technology and through the development of commercial operations which may include potential additional future acquisitions by the Company, funnel the Company’s future business activities through the technology.

The Company has estimated its consolidated working capital at August 31, 2016, to be approximately $292,503, comprised of cash of $449,983, trade and other receivables of $14,800, prepaid expenses and deposits of $2,517,513 less trade and other payables of $357,553 and derivative liabilities of $2,332,241.

Over the next 12 months the Company anticipates additional development steps to reach full operational stage including:

Future acquisitions and 3rd party partnerships – the Company is currently in negotiations with third parties to acquire or otherwise provide commercial external content and commercial partner programs which would utilize DWF. It is the procurement or creation of “commercial content” that will distinguish the business of ICE, utilizing the delivery mechanism represented by the Technology Assets acquired in the DWF transaction.

6

In this regard the Company has executed a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”).

Catch Star Studios provides development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” marketing platform.

The Company’s newly incorporated subsidiary, ICE Studio Productions Inc., (“ICE Productions”) and Catch Star Studios signed an agreement with the YES Network to air Catch Star Studios original programming series, Stars and PinStripes, with the first episode in the series being premiered in August.

This new and original series on YES features an elite cast of some of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences and will showcase their current projects and initiatives.  An original 30-minute episode will premiere each month on YES beginning in August.

Hosted by Nancy Newman, award winning YES Network studio host and also the host of the network’s Yankees Magazine show, Stars and PinStripes will be available to approximately 12 million households on the YES Network nationwide as well as globally via online and mobile devices through ICE’s Digital Widget Factory platform at www.digiwidgy.com. Show segments will also be available on www.YESNetwork.com.

Segments of Stars and PinStripes episodes will also be available through www.digiwidgy.com as online and mobile webisodes enhanced with closed caption language-translation technology available in over 50 different global languages, seamlessly translated to the appropriate language for each geographic viewing experience.

Both Ice Productions and Catch Star Studios will receive production credit for the Stars and PinStripes original series. On May 25, 2016, ICE www.intelligentcontententerprises.com announced that the Corporation has signed an initial agreement to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC. www.catchstarstudios.com.The integration of ICE’s digiwidgy.com proprietary platform with Catch Star Studios’ original content, Stars and PinStripes demonstrates the synergy of ICE’s trending model to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

To enhance the value of revenue generation opportunities in addition to the broadcast commercials and potential sponsorship, Stars and PinStripes’ digital broadcast will feature Clix.Video™ an application designed by Catch Star Studios’ interactive video technology team. Clix.Video™ enables digital and mobile viewers to instantaneously connect to web and mobile sites by clicking on custom interactive tags within the video broadcasts to make social media connections, to review extra and exclusive content and make online and mobile purchases directly via the video broadcast providing a richer, deeper consumer experience related to the video content.

The Company also announced that together with its proposed license and prospective acquisition partner, Catch Star Studios, that the team is officially launching Clix.Video™ (www.catchstarstudios.com and www.clix.video) allowing brands, creators and distributors of online video the ability to empower click to view, share and shopping abilities directly into their media to increase user engagement, conversions and revenue activities. Clix.Video™ can be localized for potentially any major global market both by offer and in the user’s native language.

Clix.Video™ enables digital and mobile viewers to instantly connect to web and mobile sites by clicking on custom interactive tags within digital videos. Clix.Video™ allows viewers to make social media connections, view extra and exclusive content as well as make online and mobile purchases. All user interactions are made directly via the HTML5 video broadcast, providing a richer, deeper consumer experience related to the video content.

Catch Star Studios has added proprietary marketing and technology layers to its Clix.Video™ platform, allowing multi-lingual closed captioning, unique overlay technologies and analytics, creating customized video viewing experiences for the individual user based on localization, offers and viewer language, ultimately leading to potential one to one experiences between the advertiser and the user.

7

The issuance of share capital in the Company together with an initial capital injection of approximately $65,000 is expected to be allocated to fund the licence acquisition of technology, production and client operations owned and operated by New York based Catch Star Studios LLC.

Hire appropriate staff –The Company has developed a plan to hire the appropriate staff to commercialize the DWF platform.

On September 9, 2016, the Company appointed Mr. Ritwik Uban as the President and a director of the Company. Mr. Uban is an MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE and its subsidiaries including Ice Studio Productions Inc., Mr. Uban will be spending 100% of his work time to the performance of his Company duties. He will run the operational teams, develop market programs and expand the rapidly growing content and media areas of the business into high performance, revenue generating properties.

Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management Company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

Also on September 9, 2016, the Company appointed Mr. Dikshant Batra as a member of the board of director of the Company. Mr. Batra is a serial entrepreneur, running two internationally successful companies in technology and supply chain management while completing his degree at the University of Toronto. Mr. Batra’s company, Torinit Technologies, is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

On November 1, 2016, the Company appointed Mr. Richard Goodman as Chief Financial Officer of the Company and its’ subsidiaries.

Mr. Goodman is a professional executive with over 23 years of global corporate advisory experience. Recently, he was Head of Investment Banking at two Toronto-based boutique investment dealers, generating tens of millions in revenues and completing billions of dollars in financing and advisory transactions. Mr. Goodman started his career as a Consultant to hundreds of companies – from start-ups to Fortune 500 corporations – in a broad array of sectors. He also practised securities law, acting for corporations, hedge funds and financial institutions.

Mr. Goodman is member of the Law Society of Upper Canada. He graduated with a Juris Doctor at Western University, a Masters in Business Administration from the Richard Ivey School of Business and a Bachelor of Arts (Economics) from York University.

The Company has also recently hired David Bernholtz as the Digital Traffic Manager at ICE Studio Productions Inc. David graduated from Seneca College General Arts, Science in 2006 and continued his education achieving a diploma in Creative Advertising in 2008. Prior to ICE Studio Productions Inc., David was employed as a Digital Traffic Manager at Yappn Corp. and as a Senior Account Manager at Mash + Media. He has amassed 8 years of experience in the world of marketing both on and offline.

David brings with him the Gen Y / Millennial lifestyle, views and experiences, which are defined by this generations’ ownership and use of connected devices and content consumption. David draws from his past employment experiences of Senior Account Management roles within Ad Agency environments and of Project Management roles within technology companies, to bring insight and understanding of diverse consumer groups and the opportunities to market and connect with them. David is Hootsuite accredited, Hootsuite is recognized as the leading social analytics platform.

In addition, the Company engaged Jana Wagman, through 1303640 Ontario Inc., as a consultant to the Senior Management Team. Jana provides organizational operations of team support and direction for content and site creation and will manage general day to day business operations and activities, as well as cultivate relationships with new and existing partners to facilitate monetization opportunities and work with Senior Management to build global strategic brand partnerships.

Ms. Wagman has more than 29 years of experience within the Media and Communication industry, having held senior management positions at companies whose clients included global marketing and advertising agencies, major retailers, automotive manufacturers, real estate corporations, online gaming and a bevy of international commercial clients.

8

Jana Wagman holds a BA in Psychology from York University (1989). She holds the designation, FSC Xpert Pioneer, was an Editorial Board Member of The Graphic Arts Magazine 2004-2014, member of the DIA Board 2010-2014 and President of the DIA 2013, and is a Lifetime Platinum Professional Member of the eMarketing Association.

Facilities – The Company has secured the location of its initial facility located at 251 Consumers Road, Suite 240, Toronto, Ontario comprised of approximately 1,740 square feet commencing August 1st, 2016 in order to effect commercial operations and to enhance development and growth of global online media, technologies and support for the Company’s proprietary technology platforms, marketing programs and client services. As a key part of the Company’s mandate, the Company is working with leading North American universities and community colleges to offer paid co-op, intern programs in the fields of computer science, linguistic programming, social media, web services, marketing, communications and business.

Roll out the marketing programs – While the Company continues to test its marketing programs and is increasing its efficiencies it is scheduled to begin commercializing its programs in September 2016.

The Company has entered into certain service agreements to assist the Company with its operations in an effort to generate revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising and Marketing programs to grow the Company’s business and add shareholder value.

The Company has a Master Services Agreement (“MSA”) with Yappn Corp. (“Yappn”). Yappn is a full service, real-time language and technologies company creating solutions that break down the barriers to global communication. Under the terms of the MSA, Yappn will provide services to the Company up to a three year period, including but not limited to Content Translation services, Programmer and Content Development, Graphics Design, Marketing Services and Technical Support on a pay per use fee arrangement.

The Company has also entered into a consulting agreement with Imagination 7 Ventures, LLC (“Consultants”) whereby Consultants have agreed to provide services to the Company including:

•	Organizational operations of teams providing technical, commercial and creative support and direction for business development and execution

•	Providing Management and marketing services where mutually agreed

•	Organizational operations creation, development, planning and implementation

•	Oversee and assist with the Cultivation of relationships with new and existing partners

•	Assist with and / or develop new business ideas, technical, commercial and creative programs, business units

•	Leverage current connections and related experience in sales to build alliances with partners

•	Investigate new and existing business opportunities, consult with, and close relationships of all types, obtaining compelling deals, where applicable

•	Advise and / or assist with contract negotiations on new and renewal business

•	Attend industry events and merchant meetings which will require some travel

Intelligent Content Enterprises Inc, (the “Company”) has one (1) operating segment that focuses on Content Distribution, Creation, Management, Advertising services and Technologies.

Within the operating segment, there are two (2) business units, namely Digital Widget Factory Inc. and ICE Studio Productions Inc. Both entities are Ontario Corporations with their operational offices at the Facility at 251 Consumer Road, Suite 240, Toronto, Ontario.

As stated earlier, Digital Widget Factory’s business model is to create, source and secure commercial content, internally and externally through commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

ICE Studio Productions’ primary business model is to effect the creation of original short, mid and long form content for online, mobile and television and to partner with producers of content to enhance the value of that content by adding DWF Technology and distribution via Catch Star Studios LLC. ICE Studio Production’s secondary business model is to work with brands to develop interactive online and mobile video which enables users to “click” on video and launch various activities (web sites, social media, eCommerce, contests, promotions, etc.) directly from a video. An interactive “icon” tracks items in videos as it moves.

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The Company, since its acquisition of the DWF Technologies and its business program has been actively engaged in building its content library, establishing content and advertising relationships and working with organizations like the YES Network to create new and original content for distribution. The Company has also been working with its proposed acquisition partner, Catch Star Studios, LLC to finalize the business programs for its Clix.Video offerings and discussing those programs with market brands for revenue participation.

Digital Widget Factory Inc.

The business unit’s primary web and mobile site offering, www.digiwidgy.com, provides updated daily content on a variety of news and entertainment based subjects (like celebrities, food, travel, etc.) to users around the world, instantly available in their native language. The system deploys technologies that allow internal staff and 3rd parties to publish content once and have it automatically available in the user’s language as requested by the browser. The primary objective of the site is to deliver daily, content on an ever increasing number of topics / subject matter and this is done through the building of a URL subject matter library that is constantly expanded.

Upon acquisition, effective February 29, 2016, the number of URLs for the website was 350 and the Alexa Ranking (www.alexa.com) was approximately 88,700. The Alexa Ranking (owned by Amazon) is a globally recognized indicator of web site position according to certain visits and user metrics, with organizations like Facebook, Google and Youtube receiving Alexa’s top 3 ranking positions and other sites ranked in accordance with their user activities. The lower the Alexa ranking number the more heavily visited the site and utilized in assessing the website value, linking with partners and presentations to advertisers. Through the period, ending July 31, 2016, DWF increased its total URLs to approximately 560 and its Alexa ranking progressed to approximately 20,400, an advancement of 68,300 rankings on a global scale in just 5 months under the stewardship and development activities of the Company. The Company has also applied advertising and other revenue testing in order to plan and execute its Fiscal 2017 objectives.

The internal operational objectives for Fiscal 2017 are to increase traffic to and use of Company websites, create and curate engaging content and drive revenues. The total number of URLs (or subject matter areas), is expected to grow from its current number of 560 at the end of July to 625 by the end of November and to 825 by the end of Fiscal 2017, being August 31, 2017. URLs are enabled through the analysis of user activities at DWF sites as content is “tagged” with various indicators to measure and monitor various “layers” of relevance and by general global subject matter relevance (global activities i.e. Summer Olympics). The URLs form the basis for an ever expanding array of subject matter “containers” which to place content in, attract users and serve them content and in return work with advertisers and other revenue partners to create value for the Company through the interactivity with that content in the URLs.

Creating original content is the secondary business objective feeding the URLs created. Users are attracted to new, engaging and relevant content based on subject matter with a measure of site dynamics indicated by the number of originally created articles or posts per quarter. To this end the company will employ or otherwise contract, original content creators beginning with 2 to 3 creators in Q1 and growing in the context of the market through the fiscal year. These content creators will also support curated and augmented posts, where content is available through relationships and partnerships globally but that requires acceptance, formatting and approval by the DWF system. The creators will initially support both roles. Curated and Augmented content is already somewhat or wholly ready for entry into the DWF system (allowing for subsequent translation) and is easier to maintain, having originality although somewhat less value, and as such offers a higher number of posts per quarter, beginning with an estimated 1,890 posts in Q1 and rising to 9,450 posts in Q4.

The overall URL and content creations and management activities in conjunction with organic, social, partner, and paid marketing activities, on a global basis, has begun with the groundwork laid to attract potential advertising and revenue partners. The Company will begin to accelerate such actions during the 1st quarter of fiscal 2017, to effect growing the business through its revenue generating activities throughout the 2017 Fiscal Year.

ICE Studio Productions Inc.

The business unit of ICE Studio Productions Inc. (“ICE Productions”) is made up of three (3) cohesive business activities under the Catch Star Studios brand, being the creation of original short, mid length and long form content (from short video to original broadcast series), other partnered, edited original content and technology and marketing services that provide interactive services to video advertising and online and mobile broadcasting.

The first original series to be produced for television, digital and mobile distribution is a partnered program with the YES Network and the New York Yankees, called Stars and PinStripes, which features interviews of some of today’s most iconic celebrities that share their appreciation and connection to the New York Yankees, life and professional experiences to the audience. The business objective of this program is to establish the Catch Star Studios, ICE Productions and the Company brands as an emerging leader in the creation of original content for primarily digital distribution with brands that have significant fan followings, like the New York Yankees, which are considered among the top 3 sports franchises globally, according to Forbes. As part of that objective, the group is expecting to produce up to 12 episodes per year of the initial Stars and PinStripes programming.

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The first episode of Stars and Pinstripes featured Garth Brooks, Recording Industry Association of America certified number one selling solo artist in US history, with over 137 million albums sold and premiered on the Yes Network during the 3rd week of August 17, 2016. The Company is currently engaged in early stage discussions, to attract a series sponsor and/ or sponsors for this business program. The Company is embarking on an investment in this area to effectively leverage this major brand activity to attract other similar brands moving forward.

As Stars and PinStripes airs on the YES Network (owned by the New York Yankees and FOX), ICE Productions and Catch Star Studios are working towards similar opportunities with other major league teams and niche entertainment sectors to assess and potentially create content under certain business arrangements. The proposed model is very similar in nature to Stars and PinStripes with the exception that the primary investment to build the brand value has been initiated in the Stars and PinStripes programming and the group expects that it will not need to invest to the same extent with other organizations, given that Stars and PinStripes is produced in conjunction with its relationship with the YES Network and the New York Yankees, given their influence and credibility in the marketplace. Other such programs may attract production funding from the brand, sponsor or active 3rd parties.

The Clix.Video marketing and technology services platform is looking to continue with market testing throughout Q1 of Fiscal 2017 as the group looks to engage a senior leader within the advertising, sports and sponsorship arena who can assist with the acceleration of introductory meetings and sales to SME and big box brands as well as digital agencies. The group is working to engage up to 3 brands and / or agencies in Q1 and convert those brands to both test and paid campaigns throughout the quarter.

In addition to the expected operational performance, The Company has engaged with a 3rd Party to source and obtain subscribers in a series of private placements to provide up to $2.0 million of equity financing for the Company in minimum and maximum private placement tranches of $250,000 to $350,000 respectively priced in conjunction with but discounted to the 10 day volume weighted average trading price of the common shares of the Company on the OTC-QB through February 28, 2017. The agreement can be extended to August 2017 by mutual consent. The combined projected proceeds from the operational performance and the Company’s financing activities are expected to sustain the Company in Fiscal 2017.

Summary of Business Milestones with Relation to allocation of Working Capital:

1As of September 1, 2016

Business Objective	Timeline	Allocation of working capital
Catch Star Studios
i. Stars & Pinstripes	6 months	$75,000
ii. Other Original Content*	12 months	$-
Clix.video		$25,000
i. Enterprise/ Corporate Partners	12 months	$-
ii. Test Campaigns (non-paid projects)	12 months	$-
iii. Paid Campaigns	12 months	$-
iv. Development of Clix.video 2.0	12 months	$-
Hire Staff	6 months	$6,000
Develop version 2.0 for DWF platform	3 months	$6,400
User engagement and growth on DWF platform	12 months	$12,000
Corporate Branding	3 months	$10,000
Total		$134,400

*self funded and does not require

4.2	Not applicable as the Company does not have asset backed securities.

4.3	Not applicable as the Company does not have mineral properties.

4.4	Not applicable as the Company does not have oil and gas operations.

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5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1	Annual Information

The following financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and is stated in Canadian Dollars.

The following table reflects the summary of annual information for the years set out.

August 31,	2015 $	2014 $	2013 $
Natural gas sales, net of revenue	53,055	65,024	30,062
Net income (loss), continuing operations	2,067,443	(6,114,997)	(4,264,833)
Net loss, discontinued operations net of tax	(4,762,461)	(608)	(1,213)
Net loss	(2,695,018)	(6,115,585)	(4,266,046)

Earnings (loss) per share, basic
Continuing operations	0.075	(0.482)	(0.407)
Discontinued operations	(0.172)	(0.000)	(0.000)
Total loss per share, basic	(0.097)	(0.482)	(0.407)
Earnings (loss) per share, fully diluted
Continuing operations	0.055	(0.482)	(0.407)
Discontinued operations	(0.172)	(0.000)	(0.000)
Total loss per share, diluted	(0.117)	(0.482)	(0.407)

Total assets	93,115	5,296,928	6,918,196
Total long-term liabilities	-	4,266,790	1,407,822

August 31, 2015 – 2014

For the year ended August 31, 2015, revenue, net of royalties was down $11,969 to $53,055 compared to $65,024 for the year ended August 31, 2014. The decrease in net revenue for the year ended August 31, 2015 was a result of lower prices received for natural gas from the Company’s Botha, Alberta property. Net income from continuing operations for the year ended August 31, 2015 was $2,067,443 compared to a net loss from continuing operations of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued.

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August 31, 2014 - 2013

For the year ended August 31, 2014, revenue, net of royalties was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014, was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss from continuing operations for the year ended August 31, 2014 was $6,114,977 compared to a net loss from continuing operations of $4,264,833 for the year ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014, which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

5.2	QUARTERLY RESULTS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2016	2016	2015	2015
For the quarter ending	May 31	February 29	November 30	August 31
Net income (loss) for the period	$(852,752)	$(497,465)	$(12,307,110)	$3,519,182
Earnings (loss) per share, basic	$(0.022)	$(0.020)	$(1.907)	$0.960
Earnings (loss) per share, diluted	$(0.022)	$(0.020)	$(1.907)	$0.937

During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a loss on settlement of debt in the amount of $483,431 and for the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,991,076. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, and a gain on disposal of subsidiary of $615,881.

	2015	2014	2014	2014
For the quarter ending	May 31	February 28	November 30	August 31
Net income (loss) for the period	$(1,116,569)	$269,539	$(686,033)	$(4,326,068)
Earnings (loss) per share, basic	$(0.403)	$0.097	$(0.248)	$(2.821)
Earnings (loss) per share, diluted	$(0.403)	$0.044	$(0.248)	$(2.821)

For the three month period ended May 31, 2015, the Company recorded a loss on derivative financial liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935.

5.3	The Company is not aware of any restrictions that could prevent it from paying dividends and at present, does not have a dividend policy.

5.3	Not applicable as the Company consolidated financial statements have been prepared using Canadian GAAP.

6.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS

6.1	Annual MD&A: Management’s Discussion and Analysis for the year ended August 31, 2015, attached hereto as Exhibit “A”.

Management’s Discussion and Analysis for the year ended August 31, 2014, attached hereto as Exhibit “B”.

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6.15	Interim MD&A: Management’s Discussion and Analysis for three and nine months ended May 31, 2016, attached hereto as Exhibit “C”.

7.	MARKET FOR SECURITIES

7.1	This Listing Statement was prepared for the purpose of listing on the CSE. The Company expects to remain posted for trading on the OTCQB, concurrently with the listing of the Company’s Common Shares on the CSE.

The Company’s common stock is currently quoted and traded on the OTCQB tier of OTC Markets, 304 Hudson Street, 3rd Floor, New York, New York, 10013 under the symbol “ICEIF”.

8.	CONSOLIDATED CAPITALIZATION

8.1	Subsequent to the year-end August 31, 2015, the Company filed articles of amendment effective February 1, 2016, to change every ten (10) issued and outstanding common share in the capital of the Company into one (1) common share of the Company. As a result of the consolidation the Company’s 241,402,479 issued common shares became 24,140,730 issued common shares.

By articles of amendment effective February 29, 2016, the Company’s articles were amended to authorize an unlimited number of shares of a class designated as Preference Shares, issuable in series.

Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company.

Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The units are subject to the terms and conditions of a Lock up and Leak out agreement.

Effective February 29, 2016, the Company acquired all of the assets and ongoing operations of Digital Widget Factory Inc., a Belize company in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares. The Series A preferred shares are convertible into units of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire an additional common share of the Company for $0.35 for up to 3 years (the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

During the quarter ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $448,683.

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9.	OPTIONS TO PURCHASE SECURITIES

The following table provides information as to options to purchase securities of ICE as of the date of the listing statement.

Description	Aggregate Number of Persons	Number of Options	Exercise Price $	Market Price on Date of Grant $	Expiry Date
Chief Executive Officer	1	2,000	16.00	16.50	February 28, 2017
		25,000	1.20	1.10	November 11, 2019
President and Director	1	300,000 700,000	1.30 1.50	1.29 1.29	September 8, 2021 September 8, 2021
Director	1	300,000	1.30	1.29	September 8, 2021
Directors (1)	2	2,000	16.00	16.50	December 8, 2016
		25,000	1.20	1.10	December 8, 2016
		300,000	2.19	2.19	December 8, 2016
Consultant	1	200,000 4,000	1.30 16.00	1.29 16.50	September 8, 2021 February 28, 2017
		25,000	1.20	1.10	November 11, 2019
Chief Financial Officer	2	500,000	$0.64	$0.64	October 31, 2021
TOTAL OPTIONS OUTSTANDING		2,383,000
(1)	These options expire 90 days following the date of resignation of John Budden and Milton Klyman on September 9, 2016

10.	DESCRIPTION OF THE SECURITIES

10.1	The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series with the following attributes:

Share Provisions

(a) The Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DIVIDENDS

Subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2. DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3. VOTING RIGHTS

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

(b) The rights, privileges, restrictions and conditions attaching to the Preference Shares, as a class, are as follows:

1. DIRECTORS’ AUTHORITY TO ISSUE ONE OR MORE SERIES

The board of directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series which may include, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any), and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

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2. RANKING OF PREFERENCE SHARES

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.2 The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.3 If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate rateably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

2.4 The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

3. RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS, ETC.

Except with the approval of all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends which have been declared by the board of directors up to and including the dividend payable for the last completed period for which such dividends have been declared by the board of directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends have been declared by the board of directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

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4. VOTING RIGHTS

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend to vote at any meeting of the shareholders of the Corporation.

5. SPECIFIC MATTERS REQUIRING APPROVAL

5.1 The approval of the holders of the Preference Shares, given in the manner described in Section 6.1 below, shall be required for the creation of any new shares ranking prior to or on a parity with the Preference Shares, and if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preference Shares, for the issuance of any additional series of Preference Shares or of any shares ranking prior to or on a parity with the Preference Shares.

5.2 The provisions of Clauses 1 to 6 inclusive may be deleted, amended, modified or varied in whole or in part by a certificate of amendment issued by the Director appointed under the Business Corporations Act, but only with the prior approval of the holders of the Preference Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act or any other statutory provisions of like or similar effect, from time to time in force.

6. APPROVAL OF THE HOLDERS OF THE PREFERENCE SHARES

The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given by at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days’ notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days’ notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference Share held.

SERIES A PREFERENCE SHARES

The rights, privileges, restrictions and conditions of the Series A Preference Shares are set out below.

Section 1.         Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means a day other than a Saturday, Sunday or any other day treated as a holiday in Toronto, Ontario.

“Common Shares" means the Corporation's common shares, and shares of any other class into which such shares may hereafter have been reclassified or changed.

“Conversion Date” shall have the meaning given such term in Section 4(a) hereof.

“Corporation” means Intelligent Content Enterprises Inc.

“Holder” shall have the meaning given such term in Section 2 hereof.

“Notice of Conversion” shall have the meaning given such term in Section 4(a) hereof.

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“Original Issue Date” shall mean the date of the first issuance of any Series A Preference Shares regardless of the number of transfers of any particular Series A Preference Shares and regardless of the number of certificates which may be issued to evidence such Series A Preference Shares.

“Person” means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Series A Preference Shares” shall have the meaning given such term in Section 2 hereof.

“Trading Day” means with respect to a stock exchange, market or over-the-counter market means a day on which such stock exchange or over-the-counter market is open for business.

“VWAP” shall mean the daily dollar volume-weighted average sale price for the Common Shares on the principal stock exchange, market or over-the-counter market on which the Common Shares are listed or posted for trading (the “Trading Market”) on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" functions or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security on any particular Trading Day as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Corporation and the Holder. All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein for any stock dividend, stock split, stock combination or other similar transaction occurring during any period used to determine the Exercise Price (or other period utilizing VWAPs). “Warrant” shall have the meaning given such term in Section 4(a) hereof.

Section 2.         Designation and Amount. The series of convertible preference shares shall be designated as its Series A Convertible Preference Shares (the “Series A Preference Shares”) and the Corporation is authorized to issue up to Five Million, Seven Hundred and Fifty Thousand (5,750,000) Series A Preference Shares (which shall not be subject to increase without the approval of the holders of the Series A Preference Shares (each, a “Holder” and collectively, the “Holders”)).

Section 3.         Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, all Series A Preference Shares shall immediately and without notice, be converted to Common Shares and Warrants in accordance with the terms and conditions herein.

Section 4.	Conversion.

a)          Conversions at Option of Holder. Each share of Series A Preference Shares shall be convertible, at the option of the Holder at any time and from time to time from and after the Original Issue Date, into: (i) that number of shares of Common Shares determined by issuing one (1) share of Common Shares of the Corporation for each Series A Preference Share converted, and (ii) that number of warrants determined by issuing one three-year warrant (a “Warrant”) for every Series A Preference Share converted, with a cashless exercise provision, and an exercise price of $0.35(CDN) provided, however, each Holder agrees that the Common Shares underlying the Series A Preference Shares and the Warrants herein, shall, upon issuance, be locked up for a period of twelve (12) months (and an appropriate legend shall be placed on the stock Certificates. The Holder agrees that after the twelve (12) month period, the Holder may sell or transfer Fifteen percent (15%) of the received Common Shares each quarter until such time as all Common Shares is sold or transferred or eligible for sale or transfer (with any unsold or transferred stock carrying over until the following quarter). The Holder will effect conversions of the Series A Preference Shares by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Series A Preference Shares to be converted, the number of Series A Preference Shares owned prior to the conversion at issue, the number of Series A Preference Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation by facsimile, or other approved method of delivery (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions, as the case may be, of Series A Preference Shares, a Holder shall not be required to surrender the certificate(s) representing such Series A Preference Shares to the Corporation unless all of the shares of Series A Preference Shares represented thereby are so converted, in which case the Holder shall deliver the certificate representing such Series A Preference Shares promptly following the Conversion Date at issue. Series A Preference Shares converted in accordance with the terms hereof shall be canceled and may not be reissued.

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a)	Mechanics of Conversion

i.              Delivery of Certificate Upon Conversion. Not later than five Trading Days after each Conversion Date, the Corporation shall deliver to the Holder (A) a certificate or certificates representing the number of shares of Common Shares being acquired upon the conversion of Series A Preference Shares, and (B) the corresponding number of warrants. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the Series A Preference Shares tendered for conversion.

ii.             Obligation Absolute. The Corporation’s obligations to issue and deliver the Conversion Shares upon conversion of Series A Preference Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to the Holder in connection with the issuance of such Conversion Shares.

iii.             Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Shares solely for the purpose of issuance upon conversion of the Series A Preference Shares, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Shares as shall be issuable (taking into account the adjustments and restrictions of herein) upon the conversion of all outstanding Series A Preference Shares. The Corporation covenants that all shares of Common Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and non-assessable.

iv.            Transfer Taxes. The issuance of certificates for shares of the Common Shares on conversion of the Series A Preference Shares shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Series A Preference Shares so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 5.	Certain Adjustments.

a)             Stock Dividends and Stock Splits. If the Corporation, at any time while the Series A Preference Shares are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in shares of Common Shares (which, for avoidance of doubt, shall not include any shares of Common Shares issued by the Corporation pursuant to the terms of the Series A Preference Shares), (B) subdivide outstanding shares of Common Shares into a larger number of shares, or (C) issue by reclassification of shares of the Common Shares any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

To clarify, in the event the Corporation shall combine (including by way of reverse stock or forward stock split) outstanding shares of Common Shares into a smaller number of shares, the conversion price and the number of Series A Preference Shares shall be modified, reduced, or otherwise adjusted.

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b)             Pro Rata Distributions. If the Corporation, at any time while Series A Preference Shares is outstanding, shall distribute to all holders of Common Shares (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be determined by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

c)           Calculations. All calculations under this Section shall be made to the nearest cent or the nearest whole share, as the case may be. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Shares shall be considered on issue or sale of Common Shares. For purposes of this Section 6, the number of shares of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Shares issued and outstanding.

d)           Notice to Holders; Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any of this Section, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 6.	Miscellaneous.

a)            Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Toronto time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Toronto time) on any date and earlier than 11:59 p.m. (Toronto time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)           Absolute Obligation. Except as expressly provided herein, no provisions of the Series A Preference Shares shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the liquidated damages (if any) on, the Series A Preference Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

c)            Lost or Mutilated Series A Preference Share Certificate. If a Holder’s Series A Preference Shares certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series A Preference Shares so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

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d)            Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the provisions of the Series A Preference Shares shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated herein (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the provincial and federal courts sitting in Ontario (the “Ontario Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Ontario Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Ontario Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under the provisions of the Series A Preference Shares and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the provisions of the Series A Preference Shares or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the provisions of the Series A Preference Shares, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

e)            Waiver. Any waiver by the Corporation or the Holder of a breach of the provisions of the Series A Preference Shares shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provisions of the Series A Preference Shares. The failure of the Corporation or the Holder to insist upon strict adherence to any term of the provisions of the Series A Preference Shares on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of the provisions of the Series A Preference Shares. Any waiver must be in writing.

f)            Severability. If any provision of the Series A Preference Shares is invalid, illegal or unenforceable, the balance of the provisions of the Series A Preference Shares shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

g)            Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)            Headings. The headings contained herein are for convenience only, do not constitute a part of the provisions of the Series A Preference Shares and shall not be deemed to limit or affect any of the provisions hereof.

**************************

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A
PREFERENCE SHARES)

The undersigned hereby elects to convert the number of shares of Series A Preference Shares indicated below, into shares of Common Shares (the "Common Shares"), of Intelligent Content Enterprises, Inc., a Ontario corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

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Conversion calculations:

Date to Effect Conversion:

Number of Series A Preference Shares owned prior to Conversion:

Number of Series A Preference Shares to be Converted:

Number of shares of Common Shares to be Issued:

Number of warrants of Common Shares to be Issued:

[HOLDER]

By:
Name:
Title:

10.2	Not applicable, the Company has no debt securities.

10.2.1	Not applicable.

10.3	Not applicable, no other securities are being listed.

10.4	Not applicable, there are no modification of terms to the securities being listed.

10.5	Not applicable, all attributes are listed in 10.1 above.

10.6	The following tables sets out the prices and/or the fair value for which the Company’s common shares were issued at for the 12 month period prior to the listing date.

	Number	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note a)	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note b)	9,543,110	6,371,457
Common shares issued as private placement(Note c)	500,000	50,000
Common Shares issued as anti-dilution provision (Note d)	10,329,983	4,542,981
Common shares issued as private placement (Note e)	100,000	8,654
Common shares issued as debt extinguishment (Note f)	1,505,190	638,295
Common shares issued on acquisition of DWF Technology (Note g)	12,500,000	5,040,575
Common shares issued on exercise of warrants (Note h)	448,683	763,355
Common shares issued as private placement (Note i)	236,364	140,970
Balance August 31, 2016	39,000,967	27,554,079

a)	Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611.

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b)	Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations.

c)	Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

d)	Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations.

e)	On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.The units are subject to the terms and conditions of a Lock up and Leak out agreement.

f)	On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations. The units are subject to the terms and conditions of a Lock up and Leak out agreement.

g)	Effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., a Belize company in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares. The Series A preferred shares are convertible into units of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire an additional common share of the Company for $0.35 for up to 3 years (the “Purchase Price Shares”). The fair value of the transaction was estimated at approximately $7,374,550 (net of transaction costs of $28,200) and allocated to common shares in the amount of $5,042,925 and Preferred Shares in the amount of $2,331,625. All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

h)	During the quarter ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $448,683. The amount allocated to warrants using a Binomial Lattice model was $314,672.

i)	At August 31, 2016, the Company completed a private placement for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019.

10.7	The following table sets out the reported high and low bid prices, and the volume for shares of our common stock on the OTCQB in US dollars for the current period quarter by month, the preceding quarter by month and on a quarterly basis for the next preceding seven quarters.

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	Period	High $	Low $	Volume
4th Quarter 2016 by Month	August 2016	1.35	0.72	2,560,000
	July 2016	1.83	0.79	3,190,500
	June 2016	2.45	1.11	2,130,500

3rd Quarter 2016 by Month	May 2016	2.30	1.27	1,587,500
	April 2016	2.47	1.64	1,139,200
	March 2016	2.00	0.60	830,400

2nd Quarter 2016 by Month	February 2016	0.70	0.50	10,600
	January 2016	0.60	0.50	100
	December 2015	0.60	0.50	1,100

Fiscal 2016 by Quarter	First Quarter ended 11/30/2015	1.70	0.40	8.300
	Second Quarter Ended 02/29/2016	0.70	0.50	11,800
	Third Quarter Ended 05/31/2016	2.47	1.27	3,557,100
	Fourth Quarter Ended 08/31/2016	2.45	0.75	7,880,500

Fiscal Year 2015 by Quarter	First Quarter ended 11/30/2014	4.00	0.10	53,600
	Second Quarter Ended 02/28/2015	1.80	0.30	48,600
	Third Quarter Ended 05/31/2015	1.60	0.50	6,600
	Fourth Quarter Ended 08/31/2015	2.20	0.20	18,300

Fiscal Year 2014 by Quarter	First Quarter ended 11/30/2013	12.00	2.00	28,100
	Second Quarter Ended 02/28/2014	10.00	2.00	18,000
	Third Quarter Ended 05/31/2014	8.00	2.00	19,500
	Fourth Quarter Ended 08/31/2014	5.00	2.00	13,400

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11.	ESCROWED SECURITIES

11.1	Immediately prior to listing, the following securities of the Company shall be escrowed (the “CSE Escrowed Securities”) pursuant to the policies of the CSE:

Designation of class held in escrow	Number of securities held in escrow	Percentage of class
Common Shares	4,360,771	11.18%
Options	1,827,000	76.67%
Common Share Warrants	778,942	8.67%

Note:

•	The CSE Escrowed Securities are held in escrow pursuant to the terms of an escrow agreement (the “46-201F1 – Escrow Agreement “) entered into between the Company, the holders of Escrowed Securities, and Equity Financial Trust Company, as escrow agent.

The CSE Escrowed Securities shall be released on the following schedule, pursuant to the 46-201F1 – Escrow Agreement:

The date Common Shares are listed on the Exchange (the "Listing Date")	1/10 of your Escrow Securities
6 months after the Listing Date	1/6 of your remaining Escrow Securities
12 months after the Listing Date	1/5 of your remaining Escrow Securities
18 months after the Listing Date	1/4 of your remaining Escrow Securities
24 months after the Listing Date	1/3 of your remaining Escrow Securities
30 months after the Listing Date	1/2 of your remaining Escrow Securities
36 months after the Listing Date	remaining Escrow Securities

11.2	The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendors (the “Acquisition Agreement”). 50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares, collectively the “Purchase Price Shares”) are held in escrow pursuant to the terms of an escrow agreement entered into between the Company, the Vendor and various stakeholders of the Vendor (the “DWF Escrow Agreement”) as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of DWF Escrow Agreement on March 6, 2017.

Designation of class held in escrow	Number of securities held in escrow	Percentage of class
Common Shares	6,250,000	16.03%
Series A Preferred Shares	2,875,000	50.00%

Note:

•	Based on 39,000,967 issued and outstanding common shares
•	The Purchase Price Shares are held in escrow pursuant to the terms of the DWF Escrow Agreement entered into between the Company, the holders of Escrowed Securities, and WeirFoulds LLP as escrow agent.

12.	PRINCIPAL SHAREHOLDERS

There are 39,000,967 issued and outstanding shares of our common stock as of August 31, 2016 and 59,859,685 on a fully diluted basis.  To the best of our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 10% or more of the voting rights attached to all issued and outstanding shares of the common stock except as set out in the table below.  The shares of our common stock, owned by our principal shareholders have identical voting rights as those owned by our other shareholders.

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Name	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Issued Common Stock	Percentage of Issued Common Stock Fully Diluted (Notes)	Note
James Cassina	4,360,771	11.18%	12.98%		(1)
Core Energy Enterprise Inc.	2,783,163	7.14%	7.14%		(2)
CDS & Co	4,973,423	12.75%	12.75%
CEDE & Co	3,185,823	8.17%	8.17%
Digital Widget Factory Inc.	3,675,000	9.42%	30.05%		(3)

(1)	Includes 2,783,163 outstanding shares owned by Core Energy Enterprises Inc. Also includes 1,577,608 outstanding shares, 778,942 common share purchase warrants and 27,000 stock options owned directly by James Cassina.

(2)	James Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(3)	Includes 3,675,000 outstanding shares and 5,750,000 Series A Preferred Shares. The Series A Preferred Shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years

13.	DIRECTORS AND OFFICERS

13.1	The following table sets out certain information with respect to the Company’s directors and executive officers:

Name and Residence	Present Position(s) with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)		Percentage Of Common Beneficially Owned Directly or Indirectly(3)
James Cassina (2) Nassau, Bahamas	Chief Executive Officer and Director	February, 2009	Business Consultant	4,360,771	(2)	11.18%
Ritwik Uban (4) Toronto, Ontario	President and Director	September 9, 2016	President and Director	Nil		00.00%
Dikshant Batra (5) Toronto, Ontario	Director	September 9, 2016	Technology Consultant	Nil		00.00%
Richard Goodman(6) Toronto, Ontario	Chief Financial Officer and Chief Legal Officer	November 30, 2016	Financial Consultant	Nil		November 30, 2016
All officers and directors as a group (4 persons)				4,360,771		11.18%

Notes:

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.
(2)	Mr. Cassina holds directly 1,577,608 Common Shares and indirectly through Core Energy Enterprises Inc., 2,783,163 Common Shares. Mr. Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc. Mr. Cassina resigned as President on September 9, 2016.
(3)	Based on 39,000,967 issued common shares
(4)	Mr. Uban was appointment President and a director of the Company on September 9, 2016.
(5)	Mr. Batra was appointed a director of the Company on September 9, 2016.
(6)	Mr. Goodman was appointed on November 30, 2016.

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13.2	Mr. Cassina was appointed as a director on February 9, 2010 and Mr. Uban and Mr. Batra were appointed as directors of the Company on September 9, 2016. The Company’s directors’ serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.

13.3	Please refer to the table set out in 13.1 above for the number and percentage of common shares beneficially owned.

13.4	Committees of the Board

Our board of directors discharges its responsibilities directly and through committees of the board of directors, currently consisting of an Audit Committee, a Compensation Committee and a Disclosure Committee. The members of the Audit Committee are Dikshant Batra (Chair), James Cassina and Ritwik Uban. The members of the Compensation Committee are James Cassina (Chair) and Dikshant Batra. The members of the Disclosure Committee are James Cassina (Chair) Ritwik Uban and Dikshant Batra.

13.5	Not applicable,

13.6	Except as disclosed below, to the best knowledge of the Company, no proposed director of the Company is, as at the date hereof, or has been within the last ten years prior to the date hereof: (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director of the Company was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director of the Company ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

James Cassina was Chairman of the Board of EnerNorth Industries Inc. (“EnerNorth”) from July 1, 2002 to March, 2007, and had been a Director of EnerNorth from 1996 to March 21, 2007, and President and Chief Executive Officer from July 22, 1998 to June 30, 2002.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

To the knowledge of the Company, no director of the Company is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

13.7	Penalties or Sanctions. To the knowledge of the Company, no proposed director of the Company: (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director of the Company.

13.8	Not applicable, no penalties or sanctions requiring such settlement agreement.

13.9	Not applicable, to the knowledge of the Company, no director of the Company is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

13.10	James Cassina, the Company’s sole executive officer, devotes approximately 80% of his work time to the performance of his Company duties. Although he has an obligation to perform his duties in a manner consistent with the Company’s best interests and through his stock ownership in the Company, is incentivized to do so, may encounter conflicts regarding the availability and use of his work time. Although there are no such present conflicts, the development thereof could have a potential material conflict.

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13.11	At present Ritwik Uban, President and James Cassina, Chief Executive Officer and Richard Goodman, Chief Financial Officer are the only members of the Company’s management.

Mr. Uban is an MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE and its subsidiaries including Ice Studio Productions Inc., Mr. Uban will be spending 100% of his work time to the performance of his Company duties. He will run the operational teams, develop market programs and expand the rapidly growing content and media areas of the business into high performance, revenue generating properties.

Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management Company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

James Cassina is a consultant in business development, mergers and acquisitions and corporate finance. James Cassina has served as a director and held various executive positions with public companies. Cassina became President of Intelligent Content Enterprises Inc. in February 2009 as it pursued oil and gas companies in Zavala County, Texas as Eagleford Energy Inc. Subsequently Cassina led the transition from the old world economy of Oil & Gas to the new world economy of publishing and media after the sharp decline in oil prices in late 2015. In July 2009 Cassina became a director of SITO Mobile Ltd. (formerly known as Single Touch Systems Inc) Nasdaq SITO, www.sitomobile.com and shepherded its going public transaction initially on the OTC BB and its early stage financings. SITO Mobile operates as a mobile location-based advertising platform for businesses, advertisers, and brands in the United States and Canada. The company offers mobile location-based advertising and mobile messaging platforms to transform digital marketing by delivering targeted mobile advertising campaigns based on geo-location, in-store traffic, and customer response for brands, agencies, and retailers. Cassina resigned as a Director of SITO Mobile in June 2011. As Chairman of Assure Energy, Inc. (“Assure”) (OTCBB: ASUR), an oil and gas exploration and production company, Mr. Cassina led Assure’s merger in September 2005 with Geocan Energy Inc. (TSX: GCA) (“Geocan”), an oil and gas company which then grew to daily production of over 3,700 barrels of oil or gas equivalents. Mr. Cassina thereafter served as a Director of Geocan and later Chairperson of its Board appointed Special Advisory Committee formed to seek strategic alternatives to enhance shareholder value. Subsequently Geocan merged with Arsenal Energy Inc. in October 2008. Currently, Mr. Cassina devotes approximately 80% of his work time to the performance of his Company duties including business development and corporate reporting.

Mr. Goodman is a professional executive with over 23 years of global corporate advisory experience. Recently, he was Head of Investment Banking at two Toronto-based boutique investment dealers, generating tens of millions in revenues and completing billions of dollars in financing and advisory transactions. Mr. Goodman started his career as a Consultant to hundreds of companies – from start-ups to Fortune 500 corporations – in a broad array of sectors. He also practised securities law, acting for corporations, hedge funds and financial institutions.

 Mr. Goodman is member of the Law Society of Upper Canada. He graduated with a Juris Doctor at Western University, a Masters in Business Administration from the Richard Ivey School of Business and a Bachelor of Arts (Economics) from York University. Currently Mr. Goodman devotes approximately 50% of his work time to the performance of his Company duties including business development and financing and corporate reporting.

14.	CAPITALIZATION

14.1	Issued Capital

Common Shares	Number of Securities (non-diluted)	Number of Securities (fully-diluted)	% of Issued (non- diluted)	% of Issued (fully diluted)
Public Float
Total Outstanding (A)	39,000,967	61,359,685	100.00%	100.00%

Total Held by Related or 5% (B)	12,085,771	22,016,713	30.99%	35.88%
Total Public Float (A-B)	26,915,196	39,342,973	69.01%	64.12%
Freely Tradeable Float
Securities subject to resale restrictions and securities held by control block holders (C)	17,652,728	25,477,728	45.26%	41.52%
Total Tradeable Float (A-C)	21,348,239	35,881,958	54.74%	58.48%

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Common Shares	Public Security holders (Registered Excluding Issued Capital Chart Section B)
Size of Holding	Number of Holders	Total Number of Securities
1 – 99 securities	1,085	8,708
100 – 499 securities	2	379
500 – 999 securities	2	1,000
1,000 – 1,999 securities	7	7,770
2,000 – 2,999 securities	7	15,551
3,000 – 3,999 securities	1	3,750
4,000 – 4,999 securities	0	0
5,000 or more securities	58	26,878,038
Total	1,162	26,915,196

Common Shares	Public Security holders (Beneficial)
Size of Holding	Number of Holders	Total Number of Securities
1 – 99 securities	2,019	34,440
100 – 499 securities	186	39,750
500 – 999 securities	37	31,343
1,000 – 1,999 securities	55	64,616
2,000 – 2,999 securities	28	60,517
3,000 – 3,999 securities	12	39,472
4,000 – 4,999 securities	9	38,861
5,000 or more securities	154	34,729,742
Unable to confirm- CDS & Co	1	3,962,226
Total	2,501	39,000,967

	Public Security holders
Common Shares	(Registered from Issued Capital Chart Section B)
Size of Holding	Number of Holders	Total Number of Securities
1 – 99 securities
100 – 499 securities
500 – 999 securities
1,000 – 1,999 securities
2,000 – 2,999 securities
3,000 – 3,999 securities
4,000 – 4,999 securities
5,000 or more securities	4	12,085,771
Total	4	12,085,771

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14.2	The following table sets out details for securities of the Company convertible or exchangeable into common shares:

Instrument	Details of Security	Number of convertible/ exchangeable securities outstanding	Number of listed securities issuable upon conversion/ exercise
Warrants	5,454,165 common share purchase warrants exercisable at $1.00 expiring August 30, 2017	5,384,165	5,384,165
Warrants	1,605,190 common share purchase warrants exercisable at $0.35 expiring March 1, 2019. The common share purchase warrants are subject to the terms and conditions of a Lock up and Leak out agreement. Under the terms of Lock up and Leak out agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).	1,605,190	1,605,190
Warrants	1,750,000 common share purchase warrants common share purchase warrants exercisable at $1.50 expiring June 21, 2021. The common share purchase warrants have a cashless exercise provision and vest quarterly on September 22, 2016, December 22, 2016, March 22, 2017 and June 22, 2017. If Holder elects to effect a Cashless Exercise, the Company shall issue Holder a number of Shares in the capital stock of the Company computed using the following formula: X = Y (A-B)/A. Where X = the number of Shares in the capital stock of the Company to be issued to Holder; Y = the number of Shares in the capital stock of the Company for which this Warrant is being Exercised; A = the Market Price of one (1) share in the capital stock of the Company, where “Market Price,” means the Volume Weighted Average Price of one (1) Share in the capital stock of the Company during the ten (10) consecutive Trading Day period immediately preceding the Date of Exercise; and B = the Exercise Price.	1,750,000	1,750,000
Warrants	236,364 common share purchase warrants exercisable at $1.25 expiring August 30, 2019	236,364	236,364
Stock Options	8,000 vested stock options exercisable at $16.00 per share expiring February 28, 2017	6,000	6,000
Stock Options	8,000 vested stock options exercisable at $16.00 per share expiring December 8, 2016	2,000	2,000
Stock Options	75,000 vested stock options exercisable at $1.20 per share expiring November 11, 2019	50,000	50,000
Stock Options	75,000 vested stock options exercisable at $1.20 per share expiring December 8, 2016	25,000	25,000
Stock Options	300,000 vested stock options exercisable at $2.19 per share expiring December 8, 2016	300,000	300,000
Stock Options	500,000 vested stock options exercisable at $1.30 per share expiring September 8, 2021	500,000	500,000
Stock Options	300,000 stock options vesting on February 6, 2017 exercisable at $1.30 per share expiring September 8, 2021	300,000	300,000
Stock Options	350,000 stock options vesting on September 9, 2017 exercisable at $1.50 per share expiring September 8, 2021	350,000	350,000
Stock Options	350,000 stock options vesting on September 9, 2018 exercisable at $1.50 per share expiring September 8, 2021	350,000	350,000
Stock Options	500,000 stock options vesting on March 30, 2017 exercisable at $0.64 per share expiring October 31, 2021	500,000	500,000
Series A Preferred Shares	The 5,750,000 Series A Preferred Shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 until February 29, 2019. 50% of the Series A preferred shares (2,875,000) are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017. The Series A preferred shares are subject to a lock up agreement whereby the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Series A preferred shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Holder shall be permitted to make sales of up to 25% of the Series A preferred shares in each successive three month period. If the Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period.	5,750,000	11,500,000
TOTAL		17,108,719	22,858,719

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14.3	Not applicable, all securities reserved for issuance are listed in 14.2 above.

15.	EXECUTIVE COMPENSATION

Director and Named Executive Officer Compensation

The following table (presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation – Venture Issuers) sets forth all annual and long term compensation for services paid to or earned by each NEO and director for the two most recently completed financial years ended August 31, 2015.

Table of Compensation excluding Compensation Securities

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)(1)	Total compensation ($)
James Cassina	2015	150,000	●	1,000	●	1,000	●
President, Chief Executive, Officer [Chief Financial Officer] and Director(2)	2014	75,000	●	1,000	●	1,000	●

Milton Klyman(3)	2015	Nil	●	1,100	●	1,100	●
Director	2014	Nil	●	1,000	●	1,000	●

Colin McNeil(4)	2015	Nil	●	1,100	●	1,100	●
Director	2014	Nil	●	1,000	●	1,000	●

Notes:

1.	Accrued on account of directors fees at a rate of $100 per meeting.
2.	James Cassina has been the acting Chief Financial Officer for the years ended August 31, 2015, 2014, 2013 and 2012, and was appointed President of the Company on June 18, 2010. Mr. Cassina resigned as President on September 9, 2016.
3.	Milton Klyman resigned as director of the Company on September 9, 2016.
4.	Mr. McNeil Resigned as director of the Company on December 22, 2015.

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Stock Options and Other Compensation Securities

The following table sets forth all compensation securities granted or issued to each NEO and directors by the Company in the financial year ended August 31, 2015 for services provided or to be provided, directly or indirectly, to the Company.

Compensation Securities

Name and position	Type of compen- sation security(1)(2)	Number of compen- sation securities, number of underlying securities, and percentage of class (#)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date

James Cassina	Stock Options	25,000	November 12, 2014	1.20	1.10	0.90	November 11, 2019
President, Chief Executive Officer and Director		2,000	March 1, 2012	16.00	16.00	0.90	February 28, 2017

Milton Klyman	Stock	25,000	November 12, 2014	1.20	1.10	0.90	November 11, 2019
Director(4)	Options	2,000	March 1, 2012	16.00	16.00	0.90	February 28, 2017

Colin McNeil	Stock	25,000	November 12, 2014	1.20	1.10	0.90	November 11, 2019
Director(3)	Options	2,000	March 1, 2012	16.00	16.00	0.90	February 28, 2017

Notes:

1.	On March 1, 2012 the Company granted options to purchase 6,000 common shares to directors. These options are exercisable at $16.00 per share, vested immediately and expire on February 28, 2017.

2.	On November 12, 2014 the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vested immediately and expire on November 11, 2019.

3.	Mr. McNeil resigned as a director of the Company on December 22, 2015 and his option expired on March 16, 2016.

4.	Mr. Klyman resigned as a director of the Company on September 9, 2016 and his options will expire on December 8, 2016.

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Exercise of Compensation Securities by Directors and NEOs

The following table discloses each exercise by a director or NEO of compensation securities during the financial year ended August 31, 2015:

Name and position	Type of compen- sation security	Number of underlying securities exercised (#)	Exercise price per security ($)	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)

James Cassina President, Chief Executive Officer and Director(1)	nil	nil	nil	nil	nil	nil	nil

Milton Klyman Director	nil	nil	nil	nil	nil	nil	nil

Colin McNeil Director	nil	nil	nil	nil	nil	nil	nil

1.	Mr. Cassina resigned as President on September 9, 2016.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

The Company does not currently have executive employment agreements in place with any of its Named Executive Officers.

The Company has no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors, meeting of a committee of the directors (of which the director is a member) or meeting of the shareholders attended. No such directors’ fees were paid for the year ended August 31, 2015.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company does not maintain directors’ and officers’ liability insurance.

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16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the fiscal year ended August 31, 2015, no loans were made by the Company to any senior officer, director or proposed nominee for election as a director or any key employee of the Company, or any of their respective associates, for any reason whatsoever.

17.	RISK FACTORS

This section describes the principal risks and uncertainties that could have a material adverse effect on the Company’s business and financial results. The risks and uncertainties described below are not the only risks that may impact the Company’s business. Additional risks not currently known to the Company or that management currently believes are immaterial may also have a material adverse effect on future business and operations. Any discussion about risks should be read in conjunction with “Forward-Looking Statements”.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.   Our ability to continue operations and development, and fund strategic opportunities is dependent on our ability to secure additional financing and cash flow. We are pursuing such additional sources of financing and cash flow to fund our operations and obligations and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and may not be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

We have a history of losses and a limited operating history as a media and internet company which makes it more difficult to evaluate our future prospects.   To date, we have incurred significant losses. We have a limited operating history as a media and internet company upon which any evaluation of us and our long-term prospects might be based. We and our prospects must be considered in light of the risks, and difficulties encountered by all companies engaged in the extremely competitive internet media business. Any future success we might achieve will depend upon many factors, including factors, which may be beyond our control.  These factors may include changes in technologies, competition, changes in our strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, and economic and regulatory conditions specific to the areas in which we compete.

Our inability to manage our expected growth could have a material adverse effect on our business operations and prospects.   We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. The ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expend, train and manage our employee base. The inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

To compete in our industry, we must attract and retain qualified personnel.   Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and retain qualified management and personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel which may negatively impact our share price. We do not have key-man insurance on any of our employees, directors or senior officers and we do not have written employment agreements with any of our employees, directors or senior officers.

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the board of directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act (Ontario), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us.  To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies.  In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

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We rely on the expertise of certain persons and must insure that these relationships are developed and maintained.   We are dependent on the advice and technical skills of various consultants and partners contracted by us from time to time.  Our failure to develop and maintain relationships with qualified consultants and partners will have a material adverse effect on our business and operating results.

We must indemnify our officers and directors against certain actions.   Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer, subject to the limitations of the Business Corporations Act (Ontario), against all losses or liabilities that our directors or officers may sustain or incur in the execution of their duties.  Our articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by us in the execution of his duties if he acted honestly and in good faith with a view to our best interests. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

We do not currently maintain a permanent place of business within the United States. A majority of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Since our sole executive officer does not devote his full time to the performance of his Company duties, he may engage in other work activities to our detriment.  James Cassina, our sole executive officer, devotes approximately 85% of his work time to the performance of his Company duties. Although he has an obligation to perform his duties in a manner consistent with our best interests and through his stock ownership in the Company, is incentivized to do so, may encounter conflicts regarding the availability and use of his work time. Although there are no such present conflicts, the development thereof could have a material adverse effect on us.

Risks Factors Relating to Our Common Stock

Our stockholders may have difficulty selling shares of our common stock as there is a limited public trading market for such stock.  There is only a limited public market for our common stock, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the OTC Markets QB.  In addition, our common stock has not been qualified under any applicable state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities:  (i) lack of profits, (ii) need for additional capital, (ii) limited public market for such securities; (iii) the applicability of certain resale requirements under the Securities Act; and (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

Possible volatility of stock price. The market price for our common stock may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for the common stock, variations in our quarterly operating results, regulatory or other changes in the tech industry generally, announcements of business developments by us or our competitors, litigation, changes in operating costs and variations in general market conditions. Because we have a limited operating history, the market price for our common stock may be more volatile than that of a seasoned issuer. Changes in the market price of our securities may have no connection with our operating results. No predictions or projections can be made as to what the prevailing market price for our common stock will be at any time.

We do not anticipate paying dividends on our common stock.   We presently plan to retain all available funds for use in our business, and therefore do not plan to pay any cash dividends with respect to our securities in the foreseeable future.  Hence, investors in our common stock should not expect to receive any distribution of cash dividends with respect to such securities for the foreseeable future.

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Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.   Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire other opportunities of merit in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock and may affect the trade price for our common stock.   The Securities and Exchange Commission (“SEC”) has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We expect that the penny stock rules will discourage investor interest in and limit the marketability of our common shares.

In addition to the "penny stock" rules described above, The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements will make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Risks Factors Relating to Our Business

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business. Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers and advertising networks is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks in international markets where our products and services are offered. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, and a loss of users, advertising partners, any of which could potentially have an adverse effect on our business.

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If we are unable to license, acquire, create or aggregate compelling content and services at reasonable cost, or receive compelling content, the number of users of our services may not grow as anticipated, or may decline, or users’ level of engagement with our services may decline, all of which could harm our operating results. Our future success depends in part on our ability to aggregate compelling content and deliver that content through our online properties. We license from third parties much of the content and services on our online properties, such as news, stock quotes, weather, sports, video, and photos. In addition, our users also contribute content to us. We believe that users will increasingly demand high-quality content and services. We may need to make substantial payments to third parties from whom we license or acquire such content or services. Our ability to maintain and build relationships with such third-party providers is critical to our success. In addition, as users increasingly access the Internet via mobile and other alternative devices, we may need to enter into amended agreements with existing third-party providers to cover new devices. We may be unable to enter into new, or preserve existing, relationships with the third-parties whose content or services we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our third-party providers may increase the prices at which they offer their content and services to us, stop offering their content or services to us, or offer their content and services on terms that are not agreeable to us. An increase in the prices charged to us by third-party providers could harm our operating results and financial condition. Further, because many of our licenses for our content and services with third parties are non-exclusive, other media providers may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate ICE from other businesses. If we are unable to license or acquire compelling content at reasonable cost, if other companies distribute content or services that are similar to or the same as that provided by us, or if we do not receive compelling content from our users, the number of users of our services may not grow as anticipated, or may decline, users’ level of engagement with our services may decline, clicks on our ads may decrease, or advertisers may reduce future purchases of our ads, all or any of which could harm our operating results.

Technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears, which could harm our operating results. Technologies, tools, software, and applications (including new and enhanced browsers) have been developed and are likely to continue to be developed that can block or allow users to opt out of display, search, and interest-based advertising and content, delete or block the cookies used to deliver such advertising, or shift the location in which advertising appears on pages so that our advertisements do not show up in the most monetizable places on our pages or are obscured. Most of our revenue is derived from fees paid by advertisers in connection with the display of graphical and non-graphical advertisements or clicks on search advertisements on web pages. As a result, the adoption of such technologies, tools, software, and applications could reduce the number of search and display advertisements that we are able to deliver and/or our ability to deliver interest-based advertising and this, in turn, could reduce our advertising revenue and operating results.

Interruptions, delays, or failures in the provision of our services could damage our reputation and harm our operating results. Delays or disruptions to our service, or the loss or compromise of data, could result from a variety of causes, including power loss, equipment or telecommunications failures, cyber attacks, terrorist attacks, political or social unrest, natural disasters or other events over which we have little or no control. The systems through which we provide our products and services are highly technical, complex, and interdependent. Design errors might exist in these systems, or might be introduced when we make modifications, which might cause service malfunctions or require services to be taken offline. We rely on third-party providers over which we have little or no control for our principal Internet connections and co-location of a significant portion of our data servers, as well as for our payment processing capabilities and key components or features of certain of our products and services. Any disruption of the services they provide us or any failure of these third-party providers to handle higher volumes of use could, in turn, cause delays or disruptions in our services and loss of revenue. In addition, if our agreements with these third-party providers are terminated for any reason, we might not have a readily available alternative. Prolonged delays or disruptions to our service could result in a loss of users, legal costs or liability, and harm to our operating results.

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We may be required to record a significant charge to earnings if our intangible assets become impaired. Factors that could lead to impairment of intangible assets (including goodwill or assets acquired via acquisitions) and other investments include significant adverse changes in the business climate and actual or projected operating results (affecting our company as a whole or affecting any particular reporting unit) and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the stock price or operating performance of, or an announcement of adverse changes or events by, the companies in which we invested or the investments held by those companies. We may be required in the future to record additional charges to earnings if our goodwill, intangible assets, investments in equity interests, including investments held by any equity method investee, or other investments become impaired. Any such charge would adversely impact our financial results.

Fluctuations in foreign currency exchange rates may adversely affect our operating results and financial condition. Revenue generated and expenses incurred by us are often denominated in U.S. dollars. Our financial statements are reported in Canadian Dollars and as such are subject to fluctuations due to changes in exchange rates as the financial results are translated into Canadian dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in foreign currencies.

We may be subject to legal liability associated with providing online services or content. We provide a wide variety of services and technology products that enable and encourage individuals and businesses to exchange information; upload or otherwise generate photos, videos, text, and other content; advertise products and services; conduct business; and engage in various online activities both domestically and internationally. The law relating to the liability of providers of online services and products for activities of their users is currently unsettled both within the United States and internationally. As a publisher and producer of original content, we may be subject to claims such as copyright, libel, defamation or improper use of publicity rights, as well as other infringement claims such as plagiarism which could result in substantial costs to enforce or defend.

Certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. We present key metrics such as unique users, number of Ads Sold, number of Paid Clicks, Search click-driven revenue, Price-per-Click and Price-per-Ad that are calculated using internal company data. We periodically review, refine and update our methodologies for monitoring, gathering, and calculating these metrics.

While our metrics are based on what we believe to be reasonable measurements and methodologies, there are inherent challenges in deriving our metrics across large online and mobile populations around the world. In addition, our user metrics may differ from estimates published by third parties or from similar metrics of our competitors due to differences in methodology. Furthermore, over time we may revise or cease reporting certain metrics that we no longer believe are useful or meaningful measures of our performance and add new metrics which we believe are better measurements of performance.

If advertisers or publishers do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, it could negatively affect our reputation, business and financial results.

We rely on third parties to provide the technologies necessary to deliver content, advertising, and services to our users, and any change in the licensing terms, costs, availability, or acceptance of these formats and technologies could adversely affect our business. We rely on third parties to provide the technologies that we use to deliver the majority of the content, advertising, and services to our users. There can be no assurance that these providers will continue to license their technologies or intellectual property to us on reasonable terms, or at all. Providers may change the fees they charge users or otherwise change their business model in a manner that slows the widespread acceptance of their technologies. In order for our services to be successful, there must be a large base of users of the technologies necessary to deliver our content, advertising, and services. We have limited or no control over the availability or acceptance of those technologies, and any change in the licensing terms, costs, availability, or user acceptance of these technologies could adversely affect our business.

Our business depends on continued and unimpeded access to the Internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers. Our products and services depend on the ability of our users to access the Internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers may take, or have stated that they may take, measures that could degrade, disrupt, or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings. Such interference could result in a loss of existing users and advertisers, and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenues and growth. The adoption of any laws or regulations that limit access to the Internet by blocking, degrading or charging access fees to us or our users for certain services could decrease the demand for, or the usage of, our products, services and apps, increase our cost of doing business and adversely affect our operating results.

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Any failure to manage expansion and changes to our business could adversely affect our operating results. If we are unable to effectively manage our employees or to anticipate our future growth, our business may be adversely affected. As we change and attempt to expand our business, we must also expand and adapt our operational infrastructure. Our business relies on data systems, billing systems, and financial reporting and control systems, among others. All of these systems have become increasingly complex in the recent past due to the growing complexity of our business, acquisitions of new businesses and increased regulation over controls and procedures. To manage our business in a cost-effective manner, we will need to continue to upgrade and improve our data systems, billing systems, and other operational and financial systems, procedures, and controls. In some cases, we are outsourcing administrative functions to lower-cost providers. These upgrades, improvements and outsourcing changes will require a dedication of resources and in some cases are likely to be complex. If we are unable to adapt our systems and put adequate controls in place in a timely manner, our business may be adversely affected

Adverse macroeconomic conditions could cause decreases or delays in spending by our advertisers and could harm our ability to generate revenue and our results of operations. Advertising expenditures tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we anticipate that most of our revenue will be derived from advertising, future adverse macroeconomic conditions could cause, decreases or delays in advertising spending and negatively impact our advertising revenue and short-term ability to grow our revenue. Further, any decreased collectability of accounts receivable or early termination of agreements, whether resulting from customer bankruptcies or otherwise due to adverse macroeconomic conditions, could negatively impact our results of operations.

18.	PROMOTERS

Not applicable, the Company has not engaged in investor relations activities preceding two years prior to date of the Listing Statement.

19.	LEGAL PROCEEDINGS

19.1	Not applicable. The Company is not aware of any legal proceedings.

19.2	Not applicable. The Company is not aware of any regulatory actions, penalties or sanctions imposed.

20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company, proposed director of the Company nor any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Company's financial year-ended August 31, 2015 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

21.	AUDITORS, TRANSFER AGENT AND REGISTRARS

21.1	The auditor of the Company is:

Schwartz Levitsky Feldman llp

2300 Yonge Street, Suite 1500, Box 2434

Toronto, Ontario M4P 1E4

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21.2	The Company’s Transfer agent and registrar is:

TMX Trust Company

200 University Avenue, Suite 300

Toronto, Ontario M5H 4H1

The Company’s Co-Transfer agent is

Worldwide Stock Transfer, LLC

One University Plaza, Suite 505

Hackensack, NJ 07601

22.	MATERIAL CONTRACTS

22.1	During the two year period preceding the filing date of this Listing Statement, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On June 22, 2016, the Company entered into a consulting agreement to assist with the development of new business programs, business units, partnerships, concepts and ideas as well as technical, commercial and creative advisory services. As consideration for the services the Company agreed to provide to the consultant remuneration of $20,000 upon execution the agreement, $10,000 monthly commencing July 1, 2016 and issue 1,750,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of C$1.50 vesting 437,500 per quarter.

The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Acquisition Agreement”). The Series A preferred shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

The essential component of the Acquired Assets is a proprietary intelligent content platform ( the “Technology”) developed by Digital Widget Factory Inc. and evidenced by an expanding portfolio of websites under the primary URL www.digiwidgy.com. A third party licence facilitates multi-language conversion of the content in the websites created by the Technology (the “DWF Technology”). The Company did not assume any of the liabilities of the Vendor in the transaction. The DWF Technology is comprised of a cloud based, global proprietary online content creation, management and advertising platform that powers online user and engagement programs globally in over 50 languages in real-time to desktop, mobile and portable devices. The DWF Technology delivers engagement in language of choice, determined by the user’s system and location based opportunities determined by the user’s location, creating potentially increased interaction and revenue opportunities over conventional single language programs.  The Technology also provides increase economies of scale in the “production” of content, as it localizes the user experience on a technical, rather than a human process, increasing cost efficiencies and increasing speed to global markets.

The Company’s business model is to create, source and secure commercial content, internally and externally and obtain commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017 (the “Escrow Agreement”).

The Vendor may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Vendor shall be permitted to make sales of up to 25% of the Purchase Price Shares in each successive three month period. If the Vendors sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

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The fair value of the transaction was estimated at approximately $9,530,250 and paid through the issuance by the Company of the Purchase Price Shares. In arriving at the estimated fair value of the Purchase Price Shares on the effective date of the acquisition, the Company discounted the market value of the Purchase Price Shares after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. The purchase price allocation to the fair value of the assets acquired as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A Preferred Shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses*	$30,550

*Transaction costs were recorded as a reduction in share capital

On or about September 30, 2014, Stratex Oil & Gas Holdings, Inc. (“Stratex”) filed a petition against Eagleford Energy Zavala Inc. (“Zavala Inc.”) in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. The Company disputed the claim citing $300,000 paid by the Company was to be credited against the minimum royalties which Stratex failed to do. The Company paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV). Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant Resources LLC (“Quadrant”) pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid by Stratex to the Company.

On August 31, 2014, the Company entered into a 10% per annum secured convertible promissory note payable in the amount of US$1,216,175 and a General Security Agreement. The secured convertible promissory note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default (the “Note”).

At August 31, 2015, the Company was unable to pay the Note (US$1,216,175) plus interest of US$121,618, totalling US$1,337,793, which constituted an event of default pursuant to the terms of the Note. In an effort to avoid further costs, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of it rights, title and interest in and to Zavala Inc., and issued 1,000,000 shares of common stock in the Company.

23.	INTEREST OF EXPERTS

Not applicable. The Company has not included any valuation or engaged any experts for the purpose of the Listing Statement.

24.	OTHER MATERIAL FACTS

Not applicable. All material facts known to the Company have been disclosed.

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25.	FINANCIAL STATEMENTS

25.1	(a) Audited Consolidated Financial Statement for the year ended August 31, 2015, August 31, 2014 and August 31, 2013 attached hereto as Exhibit “D”; and

(b) Unaudited Interim Condensed Consolidated Financial Statements for the quarters ending November 30, 2015, February 29, 2016 and May 31, 2016 attached hereto as Exhibit “E”.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, Intelligent Content Enterprises Inc., hereby applies for the listing of the above mentioned securities on the Exchange. The foregoing contains full, true and plain disclosure of all material information relating to Intelligent Content Enterprises Inc. In contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto this 1st day of November, 2016.

Per: /s/ James Cassina	Per: /s/ Ritwik Uban
James Cassina, Chief Executive Officer and Director	Ritwik Uban, President and Director

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INDEX TO EXHIBITS

Exhibit #	Description
A	Management’s Discussion and Analysis for the year ended August 31, 2015
B	Management’s Discussion and Analysis for the year ended August 31, 2014
C	Management’s Discussion and Analysis for three and nine months ended May 31, 2016
D	Audited Consolidated Financial Statement for the year ended August 31, 2015, August 31, 2014 and August 31, 2013
E 1	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2015;
E 2	Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 29, 2016; and
E 3	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2016

Reference #	Incorporated by Reference
A	Previously filed by Registrant on Form 6-K on December 29, 2015
B	Previously filed by Registrant on Form 6-K on December 30, 2014
C	Previously filed by Registrant on Form 6-K on July 28, 2016
D	Previously filed by Registrant on Form 6-K on December 29, 2015
E 1	Previously filed by Registrant on Form 6-K on February 1, 2016
E 2	Previously filed by Registrant on Form 6-K on April 28, 2016
E 3	Previously filed by Registrant on Form 6-K on July 28, 2016

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